  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 11, 1999

                                                      REGISTRATION NO. 333-70587

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                   ------------------------------------------

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-6

                   ------------------------------------------

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

                   ------------------------------------------

A. EXACT NAME OF TRUST:

                              EQUITY INVESTOR FUND

                  SELECT TEN RETIREMENT PORTFOLIO SERIES 1999
                              DEFINED ASSET FUNDS

B. NAME OF DEPOSITOR:

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

C. COMPLETE ADDRESSES OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:


                          MERRILL LYNCH, PIERCE,
                              FENNER & SMITH
                               INCORPORATED
                            DEFINED ASSET FUNDS
                               P.O. BOX 9051
                         PRINCETON, NJ 08543-9051


D. NAMES AND COMPLETE ADDRESSES OF AGENTS FOR SERVICE:


  TERESA KONCICK, ESQ.
      P.O. BOX 9051
PRINCETON, NJ 08543-9051                                 COPIES TO:
                                                   PIERRE DE SAINT PHALLE,
                                                            ESQ.
                                                    450 LEXINGTON AVENUE
                                                     NEW YORK, NY 10017



E. TITLE OF SECURITIES BEING REGISTERED:

  An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC.

 As soon as practicable after the effective date of the registration statement.

/ x / Check box if it is proposed that this filing will become effective upon filing on February 11, 1999, pursuant to Rule 487.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     DEFINED ASSET FUNDSSM
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                              EQUITY INVESTOR FUND

                              SELECT TEN RETIREMENT PORTFOLIO
                              SERIES 1999

                              (A UNIT INVESTMENT TRUST)
                              O   TOTAL RETURN FROM:
                              --    CAPITAL APPRECIATION
                              --    CURRENT DIVIDEND INCOME
                              O   10 HIGHEST DIVIDEND YIELDING DOW STOCKS

                              O INVESTMENT ALTERNATIVE FOR EMPLOYEE BENEFIT PLANS ESTABLISHED BY MERRILL LYNCH & CO., INC. AND AFFILIATES




                               -------------------------------------------------
                               The Securities and Exchange Commission has not
                               approved or disapproved these Securities or
SPONSOR:                       passed upon the adequacy of this prospectus. Any
Merrill Lynch,                 representation to the contrary is a criminal
Pierce, Fenner & Smith         offense.
Incorporated                   Prospectus dated February 11, 1999.

--------------------------------------------------------------------------------

Defined Asset FundsSM
DEFINED ASSET FUNDSSM IS AMERICA'S OLDEST AND LARGEST FAMILY OF UNIT INVESTMENT TRUSTS, WITH OVER $115 BILLION SPONSORED OVER THE LAST 25 YEARS. DEFINED ASSET FUNDS HAS BEEN A LEADER IN UNIT INVESTMENT TRUST RESEARCH AND PRODUCT INNOVATION. OUR FAMILY OF FUNDS HELPS INVESTORS WORK TOWARD THEIR FINANCIAL GOALS WITH A FULL RANGE OF QUALITY INVESTMENTS, INCLUDING MUNICIPAL, CORPORATE AND GOVERNMENT BOND PORTFOLIOS, AS WELL AS DOMESTIC AND INTERNATIONAL EQUITY PORTFOLIOS.

DEFINED ASSET FUNDS OFFER A NUMBER OF ADVANTAGES:

   O A DISCIPLINED STRATEGY OF BUYING AND HOLDING WITH A LONG-TERM VIEW IS THE
     CORNERSTONE OF DEFINED ASSET FUNDS.

   O FIXED PORTFOLIO: DEFINED FUNDS FOLLOW A BUY AND HOLD INVESTMENT STRATEGY;
     FUNDS ARE NOT MANAGED AND PORTFOLIO CHANGES ARE LIMITED.
   O DEFINED PORTFOLIOS: WE CHOOSE THE STOCKS AND BONDS IN ADVANCE, SO YOU KNOW
     WHAT YOU'RE INVESTING IN.
   O PROFESSIONAL RESEARCH: OUR DEDICATED RESEARCH TEAM SEEKS OUT STOCKS OR
     BONDS APPROPRIATE FOR A PARTICULAR FUND'S OBJECTIVES.
   O ONGOING SUPERVISION: WE MONITOR EACH PORTFOLIO ON AN ONGOING BASIS.
NO MATTER WHAT YOUR INVESTMENT GOALS, RISK TOLERANCE OR TIME HORIZON, THERE'S PROBABLY A DEFINED ASSET FUND THAT SUITS YOUR INVESTMENT STYLE. YOUR FINANCIAL PROFESSIONAL CAN HELP YOU SELECT A DEFINED ASSET FUND THAT WORKS BEST FOR YOUR INVESTMENT PORTFOLIO.


CONTENTS
                                                                PAGE
                                                          -----------
RISK/RETURN SUMMARY.....................................           3
WHAT YOU CAN EXPECT FROM YOUR INVESTMENT................           8
   INCOME...............................................           8
   RECORDS AND REPORTS..................................           8
THE RISKS YOU FACE......................................           8
   LITIGATION AND LEGISLATION RISKS.....................           8

   YEAR 2000 ISSUES.....................................           9
SELLING UNITS...........................................           9
   THE ML PLAN..........................................           9
   SELLING UNITS TO THE TRUSTEE.........................           9
   POTENTIAL ROLLOVER...................................          10
HOW THE FUND WORKS......................................          11
   PRICING..............................................          11
   EVALUATIONS..........................................          11
   INCOME...............................................          11
   EXPENSES.............................................          11
   PORTFOLIO CHANGES....................................          12
   TERMINATION DATE.....................................          12
   NO CERTIFICATES......................................          12
   TRUST INDENTURE......................................          12
   LEGAL OPINION........................................          13
   AUDITORS.............................................          13
   SPONSOR..............................................          13
   TRUSTEE..............................................          13
   DISTRIBUTION.........................................          13
   CODE OF ETHICS.......................................          13
TAXES...................................................          13
SUPPLEMENTAL INFORMATION................................          13
FINANCIAL STATEMENTS....................................          14
   REPORT OF INDEPENDENT ACCOUNTANTS....................          14
   STATEMENT OF CONDITION...............................          14

--------------------------------------------------------------------------------

RISK/RETURN SUMMARY


       1.  WHAT IS THE PORTFOLIO'S OBJECTIVE?
        o The Portfolio seeks total return through a combination of current dividend income and capital appreciation.
           Units are offered only to employee benefit plans established by Merrill Lynch & Co., Inc. and its affiliates -- the ML Plan, as an investment alternative for plan allocations to help participants meet their personal retirement needs and goals. The ML Plan will invest in Units in accordance with allocation instructions received from employees pursuant to the plan. Accordingly, the interests of an employee in the Units are subject to the terms of the ML Plan and the terms on which Units are offered as an investment alternative under the ML Plan. The rights of the ML Plan as a holder of Units should be distinguished from the rights of an employee. The term 'you' in this Prospectus refers to the ML Plan.

           Each unit represents an equal share of the stocks in the

           Portfolio and receives an equal share of dividend income.
       2.  WHAT IS THE PORTFOLIO'S INVESTMENT STRATEGY?
        o Its strategy is to invest in a fixed portfolio of approximately equal amounts of the 10 highest dividend-yielding common stocks of the 30 stocks in the Dow Jones Industrial Average.



        o The Portfolio plans to hold the stocks in the Portfolio for about one year. At the end of the year, we will liquidate the Portfolio and apply the same Strategy to select a new portfolio, if available.
        o Each Select Ten Retirement Portfolio is designed to be part of a longer term strategy. We believe that more consistent results are likely if the Strategy is followed for at least three to five years but you are not required to stay with the Strategy or to roll over your investment. The ML Plan as Holder can sell its units any time.




       3.  WHAT INDUSTRIES ARE REPRESENTED IN THE PORTFOLIO?
           Based upon the principal business of each issuer and current market values, the Portfolio represents the following industries:



                                                 APPROXIMATE
                                                  PORTFOLIO
                                                  PERCENTAGE




        o  Auto Manufacturing                       10%

        o  Chemical Products                         10
        o  Financial Services/Banking               10
        o  Forest Products and Paper                10
        o  Machinery-Construction & Mining          10
        o  Manufacturing                            10
        o  Oil/Gas                                  10
        o  Photo Equipment/Supplies                 10
        o  Rubber Manufacturing                     10
        o  Tobacco/Food Processing                  10



       4.  WHAT ARE THE SIGNIFICANT RISKS?
           YOU CAN LOSE MONEY BY INVESTING IN THE PORTFOLIO. THIS CAN HAPPEN FOR VARIOUS REASONS, INCLUDING:
        o The common stocks in the Portfolio generally have attributes that have caused them to have lower prices or higher dividend yields relative to the other stocks in the DJIA.
           For example:



--         the issuers may be having financial problems;
--         the stocks may be out of favor with the market because
           of weak performance, poor earnings forecasts, negative
           publicity or litigation/legislation; and
--         the stocks may be reacting to general market cycles.



        o The market factors that caused the relatively low prices and high dividend yields of the stocks may change.
        o  Stock prices can be volatile.
        o Dividend rates on the stocks or share prices may decline during the life of the Portfolio.

        o The Portfolio may continue to purchase or hold the stocks originally selected even though their market value or yield may have changed, they may no longer be included in the DJIA or they may be subject to sell recommendations by the Sponsor.



       5.  IS THIS PORTFOLIO APPROPRIATE FOR YOU?
           Yes, if you want current dividend income and capital appreciation. You will benefit from a tested strategy and a portfolio whose risk is reduced by investing in equity securities of 10 different issuers in a variety of industries.
           The Portfolio is not appropriate for you if you are not comfortable with the Strategy or are unwilling to take the risk involved with an equity investment. It may not be appropriate for you if you are seeking preservation of capital.



       6.  WHAT ARE THE PORTFOLIO'S FEES AND EXPENSES?
           SPONSOR'S ADMINISTRATIVE FEE
           Maximum of $0.10 annually per 1,000 Units accrued daily (not to exceed its direct expenses). This fee is paid from dividend income on the stocks held in the Portfolio.
           This table shows the costs and expenses that an ML Plan participant may pay, directly or indirectly, when it invests in the Portfolio.



           ESTIMATED ANNUAL OPERATING
           EXPENSES
                                              AMOUNT
                                             AS A % OF  PER 1,000
                                             NET ASSETS     UNITS
                                            ---------------------

                                                .236%   $    2.36
           Trustee's Fee (including
           organization costs)
                                                .010%   $    0.10
           Sponsor's Administrative
           Fee
                                                .023%   $    0.23
           Other Operating Expenses
                                           ----------  -----------
                                                .269%   $    2.69

           TOTAL



           EXAMPLE
           This example may help you compare the cost of investing in the Portfolio to the cost of investing in other funds.
           The example assumes that you invest $10,000 in the Portfolio for the periods indicated (including annual rollovers into new portfolios) and sell all your units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same. Although actual costs may be higher or lower, based on these assumptions your costs would be:



            1 Year     3 Years    5 Years    10 Years

              $28        $87       $151        $342

       7.  HOW HAVE SELECT TEN RETIREMENT PORTFOLIOS PERFORMED IN THE PAST?



     The following table shows the actual annualized returns to investors who bought prior Portfolios beginning in 1996 and who rolled over their investment into new Portfolios as they became available. The returns assume that investors reinvested all dividends and paid Portfolio expenses but no sales fees. Of course, past performance is no guarantee of future results.


                             CUMULATIVE PERFORMANCE
                                                          LATEST
                                  (INCLUDING ANNUAL
                                 ROLLOVERS) THROUGH    COMPLETED
                                           12/31/98    PORTFOLIO
              --------------------------------------  -----------
  STARTING    ANNUALIZED                              ANNUALIZED
    DATE          RETURN             TERM                 RETURN
------------  -----------  -------------------------  -----------
2/20/96            19.42%            2/20/96-2/11/97       28.97%
                                     2/11/97-2/11/98       20.40

 8. HOW WOULD THE STRATEGY HAVE PERFORMED HISTORICALLY?

The following table compares constructed performance of the Strategy Stocks (but not of any actual Portfolio) with actual performance of the Dow Jones Industrial Average. Portfolio performance may vary from that of the index shown below for a variety of reasons. For example, the Portfolio has invested in a limited subset of index stocks, and therefore its performance may not keep pace with index performance to the extent the index is driven by stocks not held in the Portfolio. In addition, the Portfolio stocks may have been chosen for specific characteristics that are at odds with the characteristics of the stocks driving the market at a given time. For example, we may have chosen value stocks at a time when growth stocks are peforming well. This constructed performance is no assurance of future results of either the Strategy or any Portfolio.
                         COMPARISON OF TOTAL RETURNS(1)
                (STRATEGY FIGURES REFLECT DEDUCTION OF EXPENSES)


                                                  DOW JONES
        YEAR           STRATEGY (2)      INDUSTRIAL AVERAGE (DJIA)
--------------------  -----------------  -------------------------

1973                          -1.48%                 -13.12%
1974                          -0.77                  -23.14
1975                          56.56                   44.40
1976                          34.35                   22.72
1977                          -1.29                  -12.71
1978                          -0.30                    2.69
1979                          11.89                   10.52
1980                          25.91                   21.41
1981                           7.01                   -3.40
1982                          25.00                   25.79
1983                          38.00                   25.68
1984                           6.88                    1.06
1985                          28.17                   32.78
1986                          34.11                   26.91
1987                           6.51                    6.02
1988                          23.68                   15.95
1989                          26.84                   31.71
1990                          -8.40                   -0.57
1991                          32.91                   23.93
1992                           7.86                    7.34
1993                          26.46                   16.72
1994                           3.43                    4.95
1995                          36.02                   36.48
1996                          27.48                   28.57
1997                          21.13                   24.78
1998                           9.91                   18.00
25 YEAR AVERAGE
ANNUAL RETURN                 18.18                   14.40
26 YEAR AVERAGE
ANNUAL RETURN                 17.35                   13.19



------------------------------------

(1) To compute Total Returns, we add changes in market value and dividends that would have been received during the year, and divide the sum by the opening market value for the year. Return from a Portfolio will differ from constructed Strategy returns for several reasons including the following:

     o each Portfolio bears brokerage commissions in buying and selling stocks; Strategy returns do not reflect any commissions;

     o Strategy returns are for calendar years, while Portfolios begin and end on various dates;

     o units are bought and sold based on the closing stock prices on the exchange, while Portfolios may buy and sell stocks at prices during the trading day;

     o Portfolios may not be fully invested at all times; and

     o stocks in a Portfolio may not be weighted equally at all times.

(2) When we ranked the common stocks by dividend yields (as described on page
    3), we based the yields on the latest dividend and the stock price at the market opening on the first trading day of the year.

       9.  IS THE PORTFOLIO MANAGED?

           Unlike a mutual fund, the Portfolio is not managed and stocks are not sold because of market changes. The Sponsor monitors the portfolio and may instruct the Trustee to sell securities under certain limited circumstances. However, given the investment philosophy of the Portfolio, the Sponsor is not likely to do so.



      10.  HOW DO I BUY UNITS?
           There is no minimum investment.
           Units may be purchased at net asset value by certain employee benefit plans established for employees of Merrill Lynch & Co., Inc. and its affiliates. These plans may buy Units only directly from the Trustee and may realize the value of Units only by tendering them for redemption. Units of this Portfolio may not be held outside of an ML Plan.
           UNIT PRICE PER 1,000 UNITS           $1,000.00
           (as of February 10, 1999)
           While you pay no sales fee, units are subject to the Sponsor's Administrative Fee. If you buy units after the initial date of deposit, you won't pay any fees previously accrued.
           The Portfolio stocks are valued by the Trustee on the basis of their closing prices at 4:00 p.m. Eastern time every business day. Unit price changes every day with changes in the prices of the stocks.



      11.  HOW DO I SELL UNITS?
           The ML Plan as Holder may sell units at any time to the Sponsor or the Trustee for the net asset value determined at the close of business on the date of sale. You will only pay fees previously accrued but not deducted.



      12.  HOW ARE DISTRIBUTIONS MADE?
           The Portfolio pays distributions of any dividend income, net of expenses, on the 10th of May, August and November, 1999 and January, 2000 for all units owned on the 9th of those months. Because the ML Plan is exempt from tax, neither it nor any participating employee is taxed currently on income from the Portfolio while the Plan holds your units. A portion of dividend payments received may be used to pay expenses of the Portfolio.
      13.  WHAT OTHER SERVICES ARE AVAILABLE?
           AUTOMATIC REINVESTMENT
           Dividends paid to the ML Plan are automatically reinvested in additional units of the Portfolio. Reinvestment helps to compound your income for greater total return.

--------------------------------------------------------------------------------

                               Defined Portfolio
--------------------------------------------------------------------------------

Equity Investor Fund


Select Ten Retirement Portfolio Series 1999


Defined Asset Funds


                                                                                                   PRICE
                                        TICKER         PERCENTAGE              CURRENT           PER SHARE          COST
NAME OF ISSUER*                         SYMBOL      OF PORTFOLIO (1)     DIVIDEND YIELD (2)     TO PORTFOLIO  TO PORTFOLIO (3)
-------------------------------------------------------------------------------------------------------------------------------

1. Philip Morris Companies, Inc.          MO                 9.90%                 4.25%        $    41.4375   $     10,442.25
2. J. P. Morgan & Company, Inc.           JPM                9.74                  3.81             103.8125         10,277.44
3. Chevron Corporation                    CHV               10.06                  3.10              78.6250         10,614.38
4. Minnesota Mining & Manufacturing
    Company                               MMM                9.65                  2.97              75.3750         10,175.63
5. Eastman Kodak Company                  EK                10.12                  2.67              65.8750         10,671.75
6. Caterpillar, Inc.                      CAT               10.13                  2.63              45.6875         10,690.88
7. DuPont (E.I.) De Nemours &
    Company                               DD                10.23                  2.57              54.5000         10,791.00
8. Goodyear Tire & Rubber Company         GT                10.01                  2.46              48.8750         10,557.00
9. International Paper                    IP                10.04                  2.38              42.0625         10,599.75
10. General Motors Corporation            GM                10.12                  2.36              84.7500         10,678.50
                                                    -----------------                                         -----------------
                                                           100.00%                                             $    105,498.58
                                                    -----------------                                         -----------------
                                                    -----------------                                         -----------------



------------------------------------

 * We chose the 10 highest dividend-yielding stocks of the DJIA subject to any appropriate adjustment to take into account mergers, announcements and other factors.

(1) Based on Cost to Portfolio.

(2) Current Dividend Yield for each security was calculated by annualizing the last monthly, quarterly or semi-annual ordinary dividend declared on the security and dividing the result by its market value as of the close of trading on February 10, 1999.

(3) Valuation by the Trustee made on the basis of closing sale prices at the evaluation time on February 10, 1999, the business day prior to the initial date of deposit. The value of the Securities on any subsequent business day will vary.

                      ------------------------------------


The securities were acquired on February 10, 1999 and are represented entirely by contracts to purchase the securities. The Sponsor may have acted as underwriter, manager or co-manager of a public offering of the securities in this Portfolio during the last three years. Affiliates of the Sponsor may serve as specialists in the securities in this Portfolio on one or more stock exchanges and may have a long or short position in any of these securities or options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of the Sponsor may be an officer or director of one or more of the issuers of the securities in the Portfolio. The Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the securities or in options on them. The Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.

                      ------------------------------------

                   PLEASE NOTE THAT IF THIS PROSPECTUS IS USED AS A PRELIMINARY PROSPECTUS
                   FOR A FUTURE FUND IN THIS SERIES, THE PORTFOLIO WILL CONTAIN DIFFERENT
                   STOCKS FROM THOSE DESCRIBED ABOVE.

WHAT YOU CAN EXPECT FROM YOUR INVESTMENT

INCOME


The Portfolio will pay the ML Plan any income it has received four times during its life. Because the Portfolio generally pays dividends as they are received, individual income payments will fluctuate based upon the amount of dividends declared and paid by each issuer. Other reasons the income may vary are:

   o changes in the Portfolio because of additional securities purchases or sales;

   o a change in the Portfolio's expenses; and

   o the amount of dividends declared and paid.

There can be no assurance that any dividends will be declared or paid.

RECORDS AND REPORTS


The ML Plan will receive:

o a notice from the Trustee if new equity securities are deposited in exchange or substitution for equity securities originally deposited; and

o a final report on Portfolio activity.

Investors may inspect Portfolio records and documents at the Trustee's office during regular business hours.

THE RISKS YOU FACE

LITIGATION AND LEGISLATION RISKS

Philip Morris Companies common stock represents approximately 10% of the value of the Portfolio. Pending or threatened legal proceedings against Philip Morris cover a wide range of matters including product liability and consumer protection. Damages claimed in many of the smoking and health cases alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, unions and similar entities seeking reimbursement for healthcare expenditures, aggregate many billions of dollars.

On November 23, 1998, Philip Morris entered into a Master Settlement Agreement with 46 state governments to settle the asserted and unasserted healthcare cost recovery and certain other claims against them. The Agreement is subject to final judicial approval in each of the settling states. It is expected that Philip Morris will charge approximately $2 billion as a pretax expense in 1998 as a result of the settlement. Philip Morris believes the agreement will likely materially adversely affect the business, volume, cash flows and/or operating income and financial position of the company in future years. The degree of the adverse impact will depend, among other things, on the rates of decline in United States cigarette sales in the premium and discount segments, the company's share of the domestic premium and discount cigarette segments, and the effect of any resulting cost advantage of manufacturers not subject to the agreement.

The Sponsor cannot predict the outcome of the litigation pending against Philip Morris or how the current uncertainty concerning the settlement will ultimately be resolved. The Sponsor cannot predict whether these and other possible developments will have a material effect on the price of Philip Morris stock over the term of the Portfolio, which could in turn adversely affect Unit prices.

Other than as described above we do not know of any pending litigation that might have a material adverse effect upon the Portfolio.

Future tax legislation could affect the value of the Portfolio by:

   o reducing the dividends-received deduction or

   o increasing the corporate tax rate resulting in less money available for dividend payments.

YEAR 2000 ISSUES

Many computer systems were designed in such a way that they may be unable to distinguish between the year 2000 and the year 1900 (commonly known as the 'Year 2000 Problem'). We do not expect that the computer system changes necessary to prepare for the Year 2000 will cause any major operational difficulties for the Portfolio. The Year 2000 Problem may adversely affect the issuers of the securities contained in the Portfolio, but we cannot predict whether any impact will be material to the Portfolio as a whole.


SELLING UNITS

THE ML PLAN

Because the Sponsor, is a 'party in interest' of the ML Plan, ERISA prohibits it from selling Units to or buying them from the ML Plan. Accordingly, the ML Plan buys Units directly from the Trustee and only tenders Units to the Trustee for redemption. The Sponsor may not act as dealer, or charge for its services as broker, for the Trust. ERISA also prohibits the Sponsor from receiving compensation or other consideration except for reimbursement of its direct expenses. Therefore, the administrative fee reimburses the Sponsor for these expenses, and the Sponsor will not collect this fee on Units held by the ML Plan at any time when it has no unreimbursed expenses.

The ML Plan as holder can sell units at any time at net asset value. The net asset value is calculated each business day by:

   o adding the value of the Portfolio Securities, cash and any other Portfolio assets;

   o subtracting accrued but unpaid Portfolio expenses, unreimbursed Trustee advances, cash held to buy back units or for distribution to investors, and any other Portfolio liabilities; and

   o dividing the result by the number of units outstanding.

The sale proceeds may be more or less than the units cost because of Portfolio expenses, market movements and changes in the Portfolio.

SELLING UNITS TO THE TRUSTEE

The ML Plan can sell units to the Trustee at any time.

Within seven days after the Trustee receives the request and any necessary documents, it will wire the proceeds to the ML Plan.

If the Portfolio does not have cash available to pay for the units, the Sponsor will select securities to be sold. These sales could be made at times when the securities would not otherwise be sold and may result in receiving less than what was paid for each unit and also reduce the size and diversity of the Portfolio.

Payments for the units may be delayed:


   o if the New York Stock Exchange is closed (other than customary weekend and holiday closings);

   o if the SEC determines that trading on the New York Stock Exchange is restricted or that an emergency exists making sale or evaluation of the securities not reasonably practicable; and

   o for any other period permitted by SEC order.


POTENTIAL ROLLOVER

The Portfolio will end by February 11, 2000. If the Sponsor is offering a rollover option into a Subsequent Select Ten Retirement Portfolio, the ML Plan Administrator will decide at that time whether to participate in the rollover and offer that subsequent Select Ten Retirement Portfolio as a ML Plan investment alternative.

The ML Plan Administrator may stop offering the Select Ten Retirement Portfolio as a Plan investment alternative at any time. The Sponsor, in its sole discretion and without penalty or liability to investors, may decide not to sponsor future Portfolios or may modify the terms of the rollover. The Trustee will provide notice of any change to the ML Plan Administrator.

The rollover is accomplished by the in-kind redemption of Units followed by the sale of the underlying Securities by a distribution agent on behalf of participating investors and the reinvestment of the sale proceeds (net of brokerage fees, governmental charges and other sale expenses) in units of the successor Portfolio, if any.

Of course, if a participant no longer wishes to hold the Select Ten Retirement Portfolio, the participant may change the ML Plan allocation instructions at any time as permitted by the ML Plan.


We may amend or terminate the option to roll your proceeds at any time without notice.

HOW THE FUND WORKS

PRICING


Units are sold at net asset value; there is no sales fee. However, the Sponsor collects an administrative fee to reimburse it for its costs. Purchases are made by the ML Plan Administrator on behalf of electing employees.


EVALUATIONS

The Trustee values the securities on each business day (i.e., any day other than Saturdays, Sundays and the following holidays as observed by the New York Stock
Exchange: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas). If the securities are listed on a national securities exchange or the Nasdaq National Market System, evaluations are generally based on closing sales prices on that exchange or that system; if closing sales prices are not available, the value is the mean between the closing bid and offer prices.

INCOME


o Annual income per unit, net of estimated expenses, depends primarily upon the dividends paid by the issuers of the securities. It may also vary with changes in Portfolio expenses and the level of purchases and sales of securities. There can be no assurance that dividends on the securities will continue at current levels or be declared at all.


o Each unit receives an equal share of distributions of dividend income net of accrued estimated Portfolio expenses. Because dividends on the securities are not received at a constant rate throughout the year, any distribution may be more or less than the amount then credited to the income account. The Trustee credits dividends received to an Income Account and other receipts to a Capital Account. The Trustee may establish a reserve account by withdrawing from the these accounts amounts it considers appropriate to pay any material liability. These accounts do not bear interest.

EXPENSES


An administrative fee, not to exceed $0.10 annually to reimburse the Sponsor for certain expenses is deducted from the Income Account on each distribution date and will be distributed to the Sponsor on certification of its reimbursable expenses. Accrued administrative fees will be deducted at the time of any interim redemption.

The Trustee receives a fee monthly. This fee includes an amount for estimated costs including:

   o cost of initial preparation of legal documents;

   o federal and state registration fees;

   o initial fees and expenses of the Trustee;

   o initial audit; and

   o legal expenses and other out-of-pocket expenses.

The Trustee also benefits when it holds cash for the Portfolio in non-interest bearing accounts. The Trustee may also receive additional amounts:

   o for extraordinary services and costs of indemnifying the Trustee and the Sponsor;

   o costs of actions taken to protect the Portfolio and other legal fees and expenses; and

   o Portfolio termination expenses and any governmental charges.

The Trustee's and Sponsor's fees may be adjusted for inflation without investors' approval.


If Portfolio expenses exceed initial estimates, the Portfolio will owe the excess. The Trustee has a lien on Portfolio assets to secure reimbursement of Portfolio expenses and may sell securities if cash is not available.

PORTFOLIO CHANGES


When the ML Plan Administrator redeems units, this affects the size and composition of the Portfolio.

TERMINATION DATE

The Porfolio will terminate by February 11, 2000. The Portfolio may be terminated earlier, if its value is less than 40% of the value of the securities when deposited.

NO CERTIFICATES

The ML Plan holds their Units in uncertificated form.


TRUST INDENTURE


The Portfolio is a 'unit investment trust' governed by a Trust Indenture, a contract between the Sponsor and the Trustee, which sets forth their duties and obligations and your rights. A copy of the Indenture is available to you on request to the Trustee. The following summarizes certain provisions of the Indenture.

The Sponsor and the Trustee may amend the Indenture without your consent:

   o to cure ambiguities;

   o to correct or supplement any defective or inconsistent provision;

   o to make any amendment required by any governmental agency; or

   o to make other changes determined not to be materially adverse to your best interest (as determined by the Sponsor).

Investors holding 51% of the units may amend the Indenture. Every investor must consent to any amendment that changes the 51% requirement. No amendment may reduce any investor's interest in the Portfolio without the Plan's written consent.

The Trustee may resign by notifying the Sponsor. The Sponsor may remove the Trustee without your consent if:

   o it fails to perform its duties;

   o it becomes incapable of acting or bankrupt or its affairs are taken over by public authorities; or

   o the Sponsor determines that its replacement is in your best interest.

Investors holding 51% of the units may remove the Trustee. The Trustee may resign or be removed by the Sponsor without the consent of investors. The resignation or removal of the Trustee becomes effective when a successor accepts appointment. The Sponsor will try to appoint a successor promptly; however, if no successor has accepted within 30 days after notice of resignation, the resigning Trustee may petition a court to appoint a successor.

If the Sponsor fails to perform its duties or becomes bankrupt the Trustee may:

   o remove it and appoint a replacement Sponsor;

   o liquidate the Portfolio; or

   o continue to act as Trustee without a Sponsor.

The Trust Indenture contains customary provisions limiting the liability of the Trustee and the Sponsor.

LEGAL OPINION

Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as special counsel for the Sponsor, has given an opinion that the units are validly issued.

AUDITORS

Deloitte & Touche LLP, 2 World Financial Center, New York, New York 10281, independent accountants, audited the Statement of Condition included in this prospectus.

SPONSOR


The Sponsor is:

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED (a wholly-owned subsidiary of Merrill Lynch & Co., Inc.)

P.O. Box 9051,
Princeton, NJ 08543-9051

The Sponsor is a Delaware corporation and it, or its predecessor, has acted as sponsor to many unit investment trusts. As a registered broker-dealer the Sponsor buys and sells securities (including investment company shares) for others (including investment companies) and participates as an underwriter in various selling groups.

TRUSTEE

The Bank of New York, Unit Trust Department, P.O. Box 974--Wall Street Division, New York, New York 10268-0974, is the Trustee. It is supervised by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and New York State banking authorities.

A Sponsor or Underwriter may realize profits or sustain losses on stocks in the Portfolio which were acquired from underwriting syndicates of which it was a member.

DISTRIBUTION

The Sponsor does not intend to qualify units for sale in any foreign countries. This prospectus does not constitute an offer to sell units in any country where units cannot lawfully be sold.

CODE OF ETHICS

Merrill Lynch, as the Sponsor, has adopted a code of ethics requiring reporting of personal securities transactions by its employees with access to information on portfolio transactions. The goal of the code is to prevent fraud, deception or misconduct against the Portfolio and to provide reasonable standards of conduct.

TAXES

The Portfolio is not an association taxable as a corporation for federal income tax purposes. Because the ML Plan is exempt from tax under Section 501(a) of the Internal Revenue Code of 1986, as amended, neither the Plan nor any participating employee will be currently taxed on income from the Portfolio while Units are held by the ML Plan.


SUPPLEMENTAL INFORMATION

You can receive at no cost supplemental information about the Portfolio by calling the Trustee. The supplemental information includes more detailed risk disclosure and general information about the structure and operation of the Portfolio. The supplemental information is also available from the SEC.

                       REPORT OF INDEPENDENT ACCOUNTANTS


The Sponsor, Trustee and Holders of Equity Investor Fund, Select Ten Retirement Portfolio Series 1999, Defined Asset Funds (the 'Portfolio'):

We have audited the accompanying statement of condition and the related defined portfolio included in the prospectus of the Portfolio as of February 11, 1999. This financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of an irrevocable letter of credit deposited for the purchase of securities, as described in the statement of condition, with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Portfolio as of February 11, 1999 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
New York, N.Y.
February 11, 1999

                 STATEMENT OF CONDITION AS OF FEBRUARY 11, 1999

TRUST PROPERTY


Investments--Contracts to purchase Securities(1).........$         105,498.58
  Cash...................................................            4,410.97
                                                         --------------------
           Total.........................................$         109,909.55
                                                         --------------------
                                                         --------------------
Interest of Holders of 109,909 Units of fractional
  undivided interest outstanding:
  Cost to investors(2)...................................$         109,909.55
                                                         --------------------
           Total.........................................$         109,909.55
                                                         --------------------
                                                         --------------------


---------------

          (1) Aggregate cost to the Portfolio of the securities listed under Defined Portfolio determined by the Trustee at 4:00 p.m., Eastern time on February 10, 1999. The contracts to purchase securities are collateralized by an irrevocable letter of credit which has been issued by DG Bank, New York Branch, in the amount of $105,589.03 and deposited with the Trustee. The amount of the letter of credit includes $105,498.58 for the purchase of securities.

          (2) Aggregate offer price computed on the basis of the value of the underlying securities at 4:00 p.m., Eastern time on February 10, 1999. There is no sales charge. Instead, units are subject to accrual of the Sponsor's administrative fee.

                             Defined
                             Asset FundsSM


HAVE QUESTIONS ?                         EQUITY INVESTOR FUND

Request the most                         SELECT TEN RETIREMENT PORTFOLIO
recent free Information                  SERIES 1999

Supplement that gives more               (A Unit Investment Trust)
details about the Fund,                  ---------------------------------------
by calling:                              This Prospectus does not contain

The Bank of New York                     complete information about the
1-800-221-7771                           investment company filed with the

                                         Securities and Exchange Commission in
                                         Washington, D.C. under the:
                                         o Securities Act of 1933 (file no.

                                         333-70587) and

                                         o Investment Company Act of 1940 (file
                                         no. 811-3044).
                                         TO OBTAIN COPIES AT PRESCRIBED RATES--
                                         WRITE: Public Reference Section of the
                                         Commission
                                         450 Fifth Street, N.W., Washington,
                                         D.C. 20549-6009
                                         CALL: 1-800-SEC-0330.
                                         VISIT: http://www.sec.gov.
                                         ---------------------------------------
                                         No person is authorized to give any
                                         information or representations about
                                         this Fund not contained in this
                                         Prospectus or the Information
                                         Supplement, and you should not rely on
                                         any other information.
                                         ---------------------------------------
                                         When units of this Fund are no longer
                                         available, this Prospectus may be used
                                         as a preliminary prospectus for a
                                         future series, but some of the
                                         information in this Prospectus will be
                                         changed for that series.
                                         Units of any future series may not be
                                         sold nor may offers to buy be accepted
                                         until that series has become effective
                                         with the Securities and Exchange
                                         Commission. No units can be sold in any
                                         State where a sale would be illegal.



                                                      32747--2/99

                                    PART II
             ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS


A. The following information relating to the Depositors is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.


 I. Bonding arrangements of the Depositor are incorporated by reference to Item A of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

 II. The date of organization of the Depositor is set forth in Item B of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241) and is herein incorporated by reference thereto.

III. The Charter and By-Laws of the Depositor are incorporated herein by reference to Exhibits 1.3 through 1.12 to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

IV. Information as to Officers and Directors of the Depositor has been filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934 and is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement:


            Merrill Lynch, Pierce, Fenner & Smith Incorporated 8-7221



                      ------------------------------------

     B. The Internal Revenue Service Employer Identification Numbers of the Sponsor and Trustee are as follows:



            Merrill Lynch, Pierce, Fenner & Smith Incorporated       13-5674085

            The Bank of New York, Trustee........................... 13-4941102


                                  UNDERTAKING
The Sponsor undertakes that they will not make any amendment to the Supplement to this Registration Statement which includes material changes without submitting the amendment for Staff review prior to distribution.

             SERIES OF EQUITY INCOME FUND AND EQUITY INVESTOR FUND DESIGNATED PURSUANT TO RULE 487 UNDER THE SECURITIES ACT OF 1933


                                                                    SEC
SERIES NUMBER                                                   FILE NUMBER
--------------------------------------------------------------------------------
  Equity Income Fund, Investment Philosophy Series 1991
Selected Industrial Portfolio...............................           33-39158
  Equity Investor Fund, Select S&P Industrial Portfolio 1998
Series H....................................................          333-64577


                       CONTENTS OF REGISTRATION STATEMENT
The Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet of Form S-6.

     The Cross-Reference Sheet (incorporated by reference to the Cross-Reference Sheet to the Registration Statement of Defined Asset Funds Municipal Insured Series, 1933 Act File No. 33-54565).

     The Prospectus.

     Additional Information not included in the Prospectus (Part II).

The following exhibits:


1.1            --Form of Trust Indenture (incorporated by reference to Exhibit
                 1.1 to the Registration Statement of Equity Income Fund, Select S&P Industrial Portfolio 1997 Series A. 1933 Act File No. 33-05683.
1.1.1          --Form of Standard Terms and Conditions of Trust Effective
                 October 21, 1993 (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Municipal Investment Trust Fund, Multistate Series--48, 1933 Act File No. 33-50247).
1.2            --Form of Master Agreement Among Underwriters (incorporated by reference to Exhibit 1.2 to the Registration Statement of The Corporate Income Fund, One Hundred Ninety-Fourth Monthly Payment Series, 1933 Act File No. 2-90925).
3.1            --Opinion of counsel as to the legality of the securities being issued including their consent to the use of their names under the headings 'Taxes' and 'Miscellaneous--Legal Opinion' in the Prospectus.
5.1            --Consent of independent accountants.
9.1            --Information Supplement (incorporated by reference to Exhibit
                 9.1 to the Registration Statement of Equity Investor Fund, Select Ten Portfolio 1999 International Series A (United Kingdom Portfolio), 1933 Act File No. 333-70593).

                                   SIGNATURES

     The registrant hereby identifies the series numbers of Equity Income Fund and Equity Investor Fund listed on page R-1 for the purposes of the representations required by Rule 487 and represents the following:

     1) That the portfolio securities deposited in the series as to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential information for, the series with respect to which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     3) That it has complied with Rule 460 under the Securities Act of 1933.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY

AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 11TH DAY OF FEBRUARY 1999.


                         SIGNATURES APPEAR ON PAGE R-3

     A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the

Registration Statement to do so on behalf of such members.

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

                                   DEPOSITOR


By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Board of Directors of Merrill         Form SE and the following 1933 Act
  Lynch, Pierce,                            File
  Fenner & Smith Incorporated:              Number: 333-70593


      HERBERT M. ALLISON, JR.
      GEORGE A. SCHIEREN
      JOHN L. STEFFENS
      J. DAVID MEGLEN
      (As authorized signatory for Merrill Lynch, Pierce,
      Fenner & Smith Incorporated and
      Attorney-in-fact for the persons listed above)